Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

July 18, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Mr. James O’Connor, Esq. Division of Investment Management U.S. Securities and Exchange Commission Office of Disclosure and Review 100 F Street, N.E. Washington, D.C. 20549-8626

Re:	Corporate Capital Trust, Inc. -- Registration Statement on Form N-2 (File No. 333-189544)

Dear Mr. O’Connor:

This letter is further to our conversation of earlier this week regarding the above-referenced registration statement (the “Registration Statement”) of Corporate Capital Trust, Inc., a Maryland corporation (the “Company”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2013.

On behalf of the Company, we confirm that the primary purpose for the Company’s filing of the Registration Statement is to increase the number of shares available for offer and sale pursuant to the Company’s continuous public offering of common stock. Based on the current and projected demand for the Company’s shares in the continuous offering, the Company has determined to register a total of 150 million shares of common stock pursuant to the Registration Statement (although the Company might determine to increase that total to 200 million shares by pre-effective amendment to the Registration Statement, should market conditions warrant). In all circumstances, the Company intends that the amount of shares covered by the Registration Statement will be in an amount that, at the time the Registration Statement becomes effective, the Company reasonably expects to be offered and sold within two years from the date of such effectiveness.

Mr. James O’Connor, Esq.

July 18, 2013

We also confirm that the Registration Statement contains, and will contain upon its effectiveness, no material changes from the disclosure included in the Company’s currently effective registration statement on Form N-2 (which, after undergoing a full review by the staff of the Commission’s Division of Investment Management, was declared effective by the Commission on June 17, 2013) (the “Currently Effective Registration Statement”), except for the following:

•	the inclusion of any updated interim unaudited financial statements of the Company that may be required pursuant to Article 3-12 of Regulation S-X;
•	revisions reflecting certain material developments relating to the Company disclosed in the Company’s public filings with the Commission since the effective date of the Currently Effective Registration Statement, principally, the Company’s entry into an up to $200 million committed facility arrangement with BNP Paribas Prime Brokerage, Inc.;
•	updates relating to the investment portfolio and fundraising efforts of the Company;
•	augmented risk factor disclosures principally relating to the Company’s ability (pursuant to an exemptive order granted by the Commission on May 21, 2013) to co-invest with certain of its affiliates in privately negotiated transactions investments originated by the Company’s investment advisors and potential conflicts of interests between the Company and its investment advisors;
•	changes that might be required to be made to the Registration Statement pursuant to any review comments from state “blue sky” securities authorities and/or the Financial Industry Regulatory Authority (which comments, if any, cannot now be predicted but the Company expects would not be significant); and
•	stylistic, editorial and updating changes.

Mr. James O’Connor, Esq.

July 18, 2013

In light of the foregoing, we hereby respectfully request on behalf of the Company that the staff of the Commission afford the Registration Statement cursory or “no-review” treatment in accordance with the principles stated in Securities Act Release No. 6510 (February 15, 1984).

Please direct any comments or inquiries regarding this matter to the undersigned at 202-942-5636 (voice) or 202-942-5999 (fax). Thank you.

Sincerely,

/s/ Darren Skinner

Darren C. Skinner